Exhibit 21.1

Subsidiaries of Rapid Micro Biosystems, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Rapid Micro Biosystems Europe GmbH	Germany
Rapid Micro Biosystems German Holdings LLC	Delaware
Rapid Micro Biosystems Services Switzerland GmbH	Switzerland
Rapid Micro Biosystems Swiss Holdings LLC	Delaware